Exhibit No. 2.1

ASSET PURCHASE AGREEMENT
(UNITED STATES)

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of October 1, 2017 is entered into by and among Regis Corp., a Minnesota corporation (“Regis”), and Regis, Inc., a Minnesota corporation (“Regis Inc.”), on the one hand, and The Beautiful Group Management, LLC, a Delaware limited liability company ( “Buyer”), on the other hand. Regis and Regis Inc. are referred to herein collectively as “Sellers” and individually as a “Seller”.
RECITALS

A.    Sellers are engaged in the business of owning, operating and franchising hairstyling and hair care salons in the United States.
B.    Sellers desire to sell to Buyer, and Buyer desires to (1) purchase from Sellers, certain assets (the “Asset Sale”) related to the mall-based salons currently operated by Sellers in the United States (but excluding any salons in the State of Hawaii) listed on Annex 1 to this Agreement (such salons, the “Salons” and such business, the “Business”) and (2) assume from Sellers certain liabilities related to the Business pursuant to the terms hereof.
C.    Concurrent with the Asset Sale, Sellers and Buyer desire to enter into (i) the Operating Agreement (as defined herein) pursuant to which Buyer will operate certain of the Salons, (ii) the Franchise Agreement (as defined herein) pursuant to which Buyer will become a franchisee of the applicable Seller with respect to the Salons, and (iii) to the extent permitted or consented to by the landlord and applicable third parties, the Sublease (as defined herein) pursuant to which Buyer will sublease from the applicable Seller the premises where the Salons are located pursuant to the terms therein.
The parties, intending to be legally bound, hereby agree as follows:
ARTICLE I
THE ASSET SALE; THE CLOSING

Section 1.1    The Purchased Assets; Assumed Liabilities. (1) Each Seller hereby sells, conveys, transfers, assigns and delivers to Buyer, and Buyer hereby purchases from each such Seller, all of such Seller’s right, title and interest in and to all of following assets as of the date hereof (the “Closing Date”) (collectively, the “Purchased Assets”):
(a)All tangible personal property located at each Salon as of the Closing Date, which personal property includes furniture, fixtures, equipment and leasehold improvements;

(b)all inventory and supplies located at each Salon (and any inventories in transit to any Salon), in each case, as of the Closing Date, including retail inventory;

(c)all of the contracts listed on Schedule 1.1(c) of the Disclosure Schedule attached hereto (collectively, the “Assumed Contracts”);

(d)the intellectual property listed on Schedule 1.1(d) of the Disclosure Schedule attached hereto, including in each case, all goodwill associated therewith (the “Acquired IP”);

(e)all prepaid rent relating to any of the Leases as of the Closing Date; and

(f)the other assets listed on Schedule 1.1(f) of the Disclosure Schedule attached hereto.

The Purchased Assets include only the assets listed above and no other assets of any Seller or any Affiliate of any Seller. For the avoidance of doubt, Buyer is not acquiring (i) any trade or other accounts receivable of any Seller or any of Affiliate of any Seller, (ii) any cash or cash equivalents with respect to the Business of of Seller or any

Affiliate of any Seller, (iii) any tax assets of any Seller or any of Affiliate of any Seller, (iv) any other asset not used or held for use exclusively in the operation of the Business, including all intellectual property other than the Acquired IP or (v) any salons in the State of Hawaii.

(2)    On and subject to the terms of this Agreement, Buyer hereby assumes (A) all liabilities arising out of the Leases, including accrued rent liabilities, (B) all liabilities with respect to accrued vacation and other paid time off of the Transferred Employees (as hereinafter defined), including any such liabilities that accrue as a result of a termination of employment in connection with the transactions contemplated by this Agreement and (C) all liabilities arising out of the Purchased Assets, the Transferred Employees and the conduct of the Businesses arising or occurring at any time after the Closing Date (collectively, the “Assumed Liabilities”). For the avoidance of doubt, Buyer does not assume any liabilities or obligations of any Seller or any Affiliate of any Seller other than the Assumed Liabilities. The Assumed Liabilities specifically exclude all of the following to the extent existing or arising on or prior to the Closing: (i) any trade accounts payable or other accounts payable, (ii) any indebtedness, (iii) any taxes, (iv) Liabilities related to the employment of any Transferred Employee (including any employee disputes or obligations with respect to compensation, and bonuses) other than as specifically set forth in subclauses (B) and (C) of the definition of Assumed Liabilities, (v) the violation of any law or regulation, including without limitation any law or regulation relating to employment conditions, wage and hour laws or benefits of any kind, (vi) non-compliance with any law or regulation relating to unclaimed property, or (vii) any litigation or arbitration.

(3)     Following the Closing, (A) Buyer shall be solely responsible for, and shall indemnify and hold Seller harmless from all liabilities relating to the Assumed Liabilities and (B) Seller shall be solely responsible for, and shall indemnify and hold Buyer harmless from, all liabilities of Seller other than the Assumed Liabilities.

Section 1.2     Consideration. As full consideration for the Purchased Assets (the "Purchase Price"), Buyer or with respect to clause (b) through (g) below, a permitted Affiliate of Buyer, in each case to the extent permitted in such document, shall:

(a)    pursuant to the terms of the Sublease (as defined below), assume and perform each Seller’s liabilities and obligations (whether financial, payment, performance or otherwise) under the Leases and the other Assumed Contracts to which such Seller is a party;

(b)    enter into the Master Sublease in substantially the form attached hereto as Exhibit A (the “Sublease”) and shall perform all of the obligations under the Sublease, but subject to all required consents and approvals by applicable landlords and third parties arising under the applicable lease documents;

(c)    enter into the Master Franchise Agreement in the form attached hereto as Exhibit B with respect to the franchising of each Salon (the “Franchise Agreement”) and shall perform all of the obligations of the franchisee under the Franchise Agreement;

(d)    deliver the Guarantee in the form attached hereto as Exhibit E (the “Guarantee”) from Archetype Capital Group, LLC (the “Guarantor”) pursuant to which Guarantor guarantees the Guaranteed Obligations (as defined in the Guarantee);

(e)    deliver the Transition Services Agreement in the form attached hereto as Exhibit C (the “TSA”);

(f)    deliver the Trademark License Agreement in the form attached hereto as Exhibit D (the “License Agreement”);

(g)    deliver the Management and Operating Agreement in the form hereto as Exhibit F (the “Operating Agreement”) by and between Buyer and Sellers with respect to the operation of the Salons listed on Schedule 1.2(g);

(h)    employ, subject to and effective as of the Closing or at such later time as such person accepts

Buyer’s or Affiliate of Buyer’s offer of employment, the persons listed on Schedule 1.2(h) of the Disclosure Schedule attached hereto (the “Transferred Employees”), and be responsible for all obligations and liabilities relating to the Transferred Employees as of and following their commencement of employment by Buyer;

(i)    pay Sellers the Net Working Capital (as defined below) in accordance with Section 1.5, such payments to be made by wire transfer of immediately available funds to such bank accounts as the Sellers specify to Buyer; and

(j)    assume the Assumed Liabilities (for greater certainty, Buyer will not assume any liabilities or obligations of any Seller or any Affiliate of any Seller other than the Assumed Liabilities).

Section 1.3    Time and Place of Closing. The consummation (the “Closing”) of the transactions contemplated by this Agreement (such transactions, the “Purchase and Sale”) shall take place by the electronic exchange of documents on the date hereof concurrently with the execution of this Agreement. The Closing shall be deemed effective for all tax and accounting purposes as of 12:01 a.m. on the Closing Date in each jurisdiction in which any of the Purchased Assets are located. All acts and proceedings to be taken and all documents to be executed and delivered by the parties at the Closing shall be deemed to have been taken and executed simultaneously, and, except as permitted hereunder, no acts or proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

Section 1.4    Closing Deliveries. At the Closing:

(a)    Sellers shall deliver to Buyer (i) such bills of sale, assignments and other appropriate instruments of transfer as shall be necessary to vest in Buyer as of the Closing Date, all right, title and interest of Sellers in and to the Purchased Assets subject to Permitted Liens (as defined below), and (ii) evidence reasonably satisfactory to Buyer that all liens on the Purchased Assets, other than Permitted Liens, have been released.

(b)    Regis and Regis Inc. shall each deliver a certificate, in form and substance satisfactory to Buyer, conforming to the requirements of Treasury Regulations Section 1.1445-2(b)(2); and

(c)    The applicable parties shall execute (i) the Sublease, (ii) the Franchise Agreement, (iii) the Guarantee, (iv) the TSA, (v) the Operating Agreement and (vi) the License Agreement (collectively, the License Agreement, the Sublease, the Franchise Agreement, the Guarantee, the TSA and the Operating Agreement, and for each of the foregoing, any annex, exhibit or schedule thereto, are herein referred to as the “Ancillary Agreements”).

Section 1.5    Net Working Capital.

(a)    “Net Working Capital” shall mean and be calculated as follows: the greater of (A) (i) the Inventory Value plus (ii) the Cash on Hand, less (iii) the Specified Assumed Liabilities, plus (iv) Specified Accrued Benefits or (B) one dollar ($1.00).

(b)    As used in this Section 1.5:

(i)“Inventory Value” shall mean and include the book value of all retail inventory held for sale in, and in transit to, the Salons as of the Closing Date. For clarity, Inventory Value shall not include any inventory not held for sale to the public, such as service/back bar products used by Salon employees.

(ii)“Cash on Hand” shall mean the amount of any cash held in the Salons as of the Closing Date.

(iii)“Specified Assumed Liabilities” shall mean and include the amount of (i) certain severance liabilities for Canadian employees of the Salons as of the Closing Date, plus (ii) certain employee incentive benefits as of the Closing Date, plus (iii) unused accrued vacation benefits and PTO for all employees of the

Salons as of the Closing Date, plus (iv) the accrued rent liability for percentage rent obligations pursuant to the Salon lease agreements as of the Closing Date.

(iv)“Specified Accrued Benefits” shall mean the value of all unused employee incentive benefits, accrued vacation benefits, and PTO for all employees of the Salons as of the Closing Date which Buyer is not able to assume (whether due to prohibitions of law or otherwise).

(c)    The estimated Net Working Capital as of the Closing Date (the “Estimated Working Capital”) shall be calculated in accordance with the Schedule 1.5 of the Disclosure Schedule and be delivered by Sellers to Buyer not less than three (3) business days prior to the Closing Date. Not later than 60 days after the Closing Date, Sellers shall provide to Buyer a final and (subject only to the adjustments set forth below) conclusive Net Working Capital amount, which shall be calculated based on Sellers’ month-ending balance sheet information for the month immediately preceding the closing date. The NWC Payment Schedule (as hereafter defined) shall be adjusted, as appropriate, to reflect any changes to the Net Working Capital from the Estimated Working Capital to the final amount.

(d)    Buyer shall pay Sellers for the Net Working Capital as follows (the “NWC Payment Schedule”):
(i)    Buyer shall pay Sellers for the Net Working Capital in 12 equal monthly installments commencing on the first business day of the first calendar month immediately following the Closing Date and continuing on the first business day of each calendar month thereafter for the next 11 months.

(ii)    Buyer shall have the right, but not the obligation, to return retail inventory to Sellers until the date that is six months following the Closing Date (the “Inventory Return Right”), and the book value of any such returned inventory shall be credited against (and reduce) the final Inventory Value. The NWC Payment Schedule shall be adjusted to reflect any such returns. All such returns must be at Buyer’s expense, and all returned inventory must be in saleable condition.

(e)    Notwithstanding the foregoing, prior to the date that is six months following the Closing Date, Buyer shall have the right to elect to waive its Inventory Return Right, in which case the final Inventory Value (for any retail inventory that the Buyer had not previously returned) shall be reduced by 25% for purposes of calculating the Net Working Capital. Upon such election, the NWC Payment Schedule shall be adjusted, as appropriate. For the avoidance of doubt, in no event shall a waiver under this Section 1.5 or election of the Inventory Return Right result in Net Working Capital being calculated as less than one dollar ($1.00).

Section 1.6    Purchase Price Allocation. Not later than sixty (60) business days following the delivery to Buyer of the final and (subject only to the adjustments set forth above) conclusive Net Working Capital amount under Section 1.5(c), Sellers shall prepare and deliver to Buyer for Buyer’s review and reasonable comment a final allocation of the purchase price (for tax purposes, including Canadian tax purposes) among the Purchased Assets in accordance with applicable law, including Code Section 1060, and in accordance with the methodologies set forth on Schedule 1.6 of the Disclosure Schedule. Except as otherwise required by law, the parties shall report and file their respective initial tax returns (including IRS Form 8594) in accordance with such allocation and any adjustments thereto and shall not take any action or position on any such tax return that is inconsistent with such allocation and any adjustments thereto.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers hereby represent and warrant to Buyer that, except as set forth in the Disclosure Schedule delivered to Buyer concurrently with the execution of this Agreement, the following representations and warranties are true and correct as of the date hereof:

Section 2.1    Organization and Authorization. Each Seller is duly incorporated or formed, validly existing and in good standing under the laws of its jurisdiction of organization and is duly authorized to conduct business is in good standing in each foreign jurisdiction in which such qualification is necessary, except where the failure to be so authorized would not have a material adverse effect on such Seller. Each Seller has full power and authority to execute and deliver this Agreement and the Ancillary Agreements to which each of them is a party, to perform each of their obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements, the performance of such Seller’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary proceedings on the part of such Seller. This Agreement and each of the Ancillary Agreements to which such Seller is a party has been duly executed and delivered by such Seller and constitutes a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, the discretion of courts in granting equitable remedies or other similar laws affecting the enforcement of creditors’ rights in general, moratorium laws or by general principles of equity (the “Bankruptcy and Equity Exception”).

Section 2.2    No Conflict. The execution, delivery and performance of this Agreement and the Ancillary Agreements, the consummation of the transactions contemplated hereby and thereby and the compliance with the terms of this Agreement and the Ancillary Agreements do not and will not, (i) conflict with, result in a breach of any provision of, constitute a default under, result in the modification or cancellation of, or give rise to any right of termination or acceleration in respect of, any Assumed Contract, (ii) result in the creation of any lien upon, or any Person obtaining the right to acquire any of the Purchased Assets, (iii) violate or conflict with any law, rule, regulation, order or ruling of any court, arbitral body or governmental authority, to which any Seller is subject, (iv) except as set forth on Schedule 2.2 of the Disclosure Schedule, require any authorization, consent, order, permit or approval of, or notice to, or filing, registration or qualification with, any governmental, administrative or judicial authority or (v) conflict with or result in any breach of any of the provisions of the organizational documents of any Seller, except in the case of clauses (i) through (iv) as would not have a material adverse effect on the Business.

Section 2.3    Title to the Purchased Assets. Except as set forth on Schedule 2.3 of the Disclosure Schedule, Sellers have, and Buyer will acquire, good and valid title in and to all of the Purchased Assets, free and clear of any and all liens, other than (i) liens created by Buyer, (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business, liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and liens for taxes that are not due and payable or that may thereafter be paid without penalty, and (iii) other imperfections of title or encumbrances, if any, that individually or in the aggregate, do not materially impair, and could not reasonably be expected to impair, the continued use and operation of the assets to which they relate in the conduct of the Business as presently conducted (the mortgages and liens described in clauses (i) - (iii) above are hereinafter referred to collectively as “Permitted Liens”).

Section 2.4    Absence of Certain Changes. Except as set forth on Schedule 2.4 of the Disclosure Schedule and for salons closings previously disclosed to Buyer, since January 1, 2017, the Business has been conducted in the ordinary course, consistent with past practice, and there has been no material adverse change in the results of operations of the Business. Without limiting the foregoing, except as set forth on Schedule 2.4 of the Disclosure Schedule, since January 1, 2017, no Seller has (i) materially increased the level of benefits, salary or other compensation payable or to become payable to any Transferred Employee or (ii) sold or disposed of any of its material assets (other than sales of inventory in the ordinary course of business).

Section 2.5    Real Property. Schedule 2.5 of the Disclosure Schedule lists all of the real property leases that will be subleased to Buyer under the Sublease, subject to the Permitted Liens and receipt of all required landlord and applicable third party consents or approvals (the “Leases”). Sellers have delivered to Buyer a true and complete copy of each such Lease in Seller’s possession. Each Lease is legal, valid, binding, enforceable and in full force and effect, except as enforceability would be limited by the Bankruptcy and Equity Exception or pursuant to any Permitted Lien. No Seller (or to the knowledge of Seller, any other party to any Lease) is in breach or default under such Lease, except for such breaches or defaults that would not have a material adverse effect on such Seller. To the knowledge of Seller, no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such material breach or default that would permit the termination of such Lease. Sellers have not subleased or licensed any Salon under the Leases, except for the Sublease.

Section 2.6    Sufficiency of Properties and Assets. Except as set forth on Schedule 2.6 of the Disclosure Schedule, the Purchased Assets, together with the rights and services to be provided to Buyer under the Ancillary Agreements, constitute all of the material assets, rights and properties necessary for Buyer to conduct the Business immediately following the Closing in substantially the same manner as the Business is presently conducted at the Salons under the Leases.

Section 2.7    Intellectual Property.

To the knowledge of Seller, as of the date hereof, (i) the Acquired IP does not infringe or otherwise conflict with any intellectual property rights of any third party, and (ii) there has been no charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation.
Section 2.8    Employment Matters. None of the Transferred Employees are subject to any collective bargaining agreement or similar agreement with a labor union or similar employee association with respect to their employment by Seller or any Affiliate, no labor union or similar employee association has been certified by the National Labor Relations Board (the “NLRB”) or any comparable entity as a bargaining representative with respect to any of the Transferred Employees and, to the knowledge of Sellers, no representation petition respecting any of the Transferred Employees has been filed with the NLRB or any comparable entity. To the knowledge of Sellers, except as set forth on Schedule 2.8 of the Disclosure Schedule, there are no current efforts to organize any of the Employees into any collective bargaining unit or any solicitation of them to join any labor organization, in each case with respect to their employment by Seller or any Affiliate. With respect to the Business, including, without limitation, the Transferred Employees, Sellers are in material compliance with all applicable laws respecting employment and employment practices, pay equity, occupational safety and health standards, terms and conditions of employment, and wages and hours except for instances of noncompliance that, individually or in the aggregate are not material. Except as set forth on Schedule 2.8 of the Disclosure Schedule, there are no outstanding assessments, penalties, fines, liens (other than Permitted Liens), charges, surcharges, or other amounts, in each case, of a material nature, due or owing pursuant to any workplace safety and insurance/workers’ compensation legislation in respect of the Business.

Section 2.9    Compliance with Laws. Except as set forth on Schedule 2.9 of the Disclosure Schedule, the Business has been conducted in all material respects in compliance with all applicable laws, rules, regulations, judgments, orders except for instances of noncompliance that, individually or in the aggregate, would not be reasonably likely to have a material adverse effect on the Business, and, to Sellers’ knowledge, no material action, suit, proceeding, hearing, complaint, claim, demand, or notice has been filed or commenced against any Seller or any Affiliate of any Seller alleging any failure so to comply except for instances of noncompliance that, individually or in the aggregate, would not be reasonably likely to have a material adverse effect on the Business. Without limiting the generality of the foregoing, Schedule 2.9 of the Disclosure Schedule lists all material licenses, permits, authorizations, registrations, certificates and similar rights necessary for the conduct of the Business as presently conducted, all of which are held by Sellers or its Affiliates and are in full force and effect.

Section 2.10    Insurance.

Neither Sellers nor their respective Affiliates currently maintain any insurance policies primarily for the Business (including any self-insurance arrangements).
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Sellers that the following representations and warranties are true and correct as of the date hereof:
Section 3.1Incorporation; Authorization; Etc. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has full limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements, the performance of Buyer’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary limited liability company proceedings on the part of Buyer. This Agreement and each of the Ancillary Agreements has been duly executed and delivered by Buyer and constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights in general, moratorium laws or by general principles of equity.

Section 3.2    No Conflict. The execution, delivery and performance of this Agreement and the Ancillary Agreements by Buyer and the consummation of the transactions contemplated hereby and thereby will not (i) conflict with, result in a breach of any provision of, constitute a default under, result in the modification or cancellation of, or give rise to any right of termination or acceleration in respect of, any contract, agreement, commitment, understanding, arrangement or restriction of any kind to which Buyer is a party or to which Buyer is subject, (ii) violate or conflict with any law, rule, regulation, order or ruling of any court, arbitral body or governmental authority, to which Buyer is subject, (iii) require any authorization, consent, order, permit or approval of, or notice to, or filing, registration or qualification with, any governmental, administrative or judicial authority or (iv) conflict with or result in any breach of Buyer’s operating agreement.

Section 3.3    Sophisticated Franchisee.

Buyer, or its parent or Affiliate, has been in business at least five years and has a net worth of at least $5,715,000.
Section 3.4    Solvency.

Assuming that (a) the accuracy and correctness of the representations and warranties of Sellers contained in Article 2, and (b) Sellers have performed and complied with their respective covenants in this Agreement, as of the Closing Date, immediately after giving effect to the Purchase and Sale and the other transactions contemplated by this Agreement and the Ancillary Agreements, including the payment of all amounts payable pursuant to Article 1 in connection with or as a result of the Purchase and Sale and all related fees and expenses of Buyer and its Affiliates in connection with this Agreement and the transactions contemplated by the Ancillary Agreements, (i) Buyer and its Subsidiaries will be able to pay their debts as they become due and will own assets with a “fair saleable value” greater than the consolidated liabilities of Buyer and its Subsidiaries, including contingent liabilities and other liabilities (without duplication), (ii) Buyer and its Subsidiaries will have adequate capital to carry on its business and (iii) Buyer and its Subsidiaries, on a consolidated basis, will be able to pay their liabilities, including contingent and other liabilities, as they mature.

ARTICLE IV
COVENANTS OF SELLERS AND BUYER

Section 4.1    Confidentiality

From and after the Closing, Sellers and Buyer shall hold in strict confidence and not use to the detriment of Buyer or Seller, any non-public, confidential or proprietary information with respect to this Agreement, the Business and the Purchased Assets or Assumed Liabilities.
Section 4.2    Transfer Taxes

(a)    Sellers and Buyer shall pay in equal proportion the cost of any documentary, recording, stamp, sales, excise, transfer, gains, value-added, or other applicable taxes, in respect of the sale of the Purchased Assets and the filing or recording of any documents or instruments in connection therewith. Sellers and Buyer shall cooperate in good faith in the preparation and filing of all returns, reports and forms that are necessary or appropriate to comply with the provisions of all applicable laws in connection with the payment of taxes governed by this Section 4.2, and shall cooperate in good faith to minimize, to the fullest extent possible under such laws, the amount of any taxes governed by this Section 4.2.

Section 4.3    Further Assurances; Consents

Buyer acknowledges that certain consents and waivers with respect to the transactions contemplated by this Agreement and the Ancillary Agreements may be required from parties pursuant to certain contracts and leases of the Business (the “Other Contracts”), and that such consents and waivers have not been obtained, including as set forth on Schedule 4.3 of the Disclosure Schedule (collectively, the “Pending Consents and Approvals”). The parties shall use their respective reasonable best efforts to obtain the Pending Consents and Approvals. Until the Pending Consents and Approvals are obtained, as to each affected Salon, Seller will (x) use its reasonable best efforts to provide Buyer with all of the rights and benefits and pass through to Buyer all obligations of such Other Contract or arrangement accruing after the Closing to the extent that Seller or its subsidiaries can provide Buyer with such rights and benefits without violating the Other Contract, (y) use its and their reasonable best efforts to create any arrangement designed to provide such rights and benefits to Buyer and pass through to Buyer all obligations, and (z) use its and their reasonable best efforts to enforce, at Buyer’s request and expense, and for Buyer’s account, any and all rights of Seller and its Affiliates arising under any such Other Contract. Buyer agrees that Seller shall not have any liability whatsoever to Buyer arising out of or relating to the failure to obtain any Pending Consents and Approvals or because of the termination of any contract as a result thereof. Buyer further agrees that no representation, warranty or covenant of Seller contained herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of (a) the failure to obtain any Pending Consents and Approvals, (b) any such termination or (c) any lawsuit, action, proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any Pending Consents and Approvals prior to the date hereof or any termination. From time to time after the Closing Date, Buyer and Sellers will take such other action and execute such documents as may be reasonably requested by the other party to carry out the purposes and intents of this Agreement and the transactions contemplated hereby.

Section 4.4    Employee Matters

On the Closing Date, Buyer shall make an offer to employ, effective as of the Closing Date or, if such offer has not yet been accepted, at such later time as such person accepts Buyer’s offer of employment, the Transferred Employees. Where permitted by law, each offer of employment will be conditioned on the Transferred Employee’s consent to the transfer of any accrued but unused vacation from Seller or its Affiliate to Buyer. Buyer shall provide or make available to each Transferred Employee terms and conditions of employment, including compensation and employee benefits, sufficient to avoid Seller or any of its Affiliates incurring liability under the Worker Adjustment and Retraining Notification Act of 1988 or any comparable law or regulation (collectively, the “WARN Act”) at any time at or after the Closing. Nothing in this Agreement shall require Buyer or any of its subsidiaries to continue to employ any particular Transferred Employee following the Closing Date; provided, however, that Buyer will not, at any time on or within 90 days after the Closing Date, cause (a) a “plant closing” (as defined in the WARN Act) or (b) a “mass layoff” (as defined in the WARN Act) or any similar event under any comparable law or regulation that would obligate (or have obligated) Seller or any of its Affiliates to provide notice to any employees or cause Seller or any of its Affiliates to incur liability under the WARN Act or any comparable law or regulation. Buyer shall use its reasonable best efforts to make available to Seller certain Transferred Employees upon reasonably advance notice from Seller to

Buyer as may be reasonably necessary in connection with Sellers’ settlement, defense or participation in any litigation matters to which the Sellers are a party.
Section 4.5    License to Use Personal Property.

Effective as of the Closing, Buyer hereby grants to each Seller a license to use the tangible personal property set forth in Section 1.1(a) hereof (the “Personal Property”) in the event that Seller or one of its Affiliates retakes occupancy of any Salon pursuant to the terms of the Franchise Agreement, at no cost or expense to Buyer.

Section 4.6    Clearance Certificates

At the Closing or as soon as possible thereafter, Sellers shall deliver or cause to be delivered clearance certificates issued pursuant to section 187 of the Provincial Sales Tax Act (British Columbia), section 51 of the Revenue and Financial Services Act (Saskatchewan), section 45 of the Tax Administration and Miscellaneous Taxes Act (Manitoba) and any equivalent or corresponding provisions under any other applicable laws of any Canadian province or territory (the "Tax Clearance Certificates").

ARTICLE V
INTENTIONALLY OMITTED

ARTICLE VI
MISCELLANEOUS

Section 6.1    Non-Survival.

None of the representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement or the covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement that are to be performed prior to the Closing shall survive the Closing.  This Section 6.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Closing, including, but not limited, the provisions of Article IV and this Article VI.

Buyer acknowledges (on behalf of itself and its Affiliates) that it and its Affiliates, and its and their respective representatives, have received or been afforded the opportunity to review prior to the date hereof all written materials which Sellers were required to deliver or make available, as the case may be, to Buyer pursuant to this Agreement on or prior to the date hereof. Buyer acknowledges (on behalf of itself and its Affiliates) that it and its Affiliates, and its and their respective representatives, have been permitted full and complete access to the books, records, facilities, equipment, tax returns, contracts, insurance policies (or summaries thereof) and other properties and assets of the Business that it and its Affiliates, and its and their respective representatives, have desired or requested to see and/or review, and that it and its Affiliates, and its and their respective representatives have had a full opportunity to meet with the partners, officers and employees of Seller to discuss the Business and assets of the Business. Buyer acknowledges and agrees (on behalf of itself and its Affiliates) that (i) none of Seller, Seller’s Affiliates or any other Person has made any representation or warranty, expressed or implied, with respect to the transactions contemplated by this Agreement or as to the accuracy or completeness of any information regarding the Seller or the Business furnished or made available to Buyer and its representatives, except as expressly set forth in this Agreement or the Disclosure Schedule (each of which shall not survive the Closing as set forth above), (ii) Buyer and its Affiliates have not relied on any representation or warranty from Seller, any Seller Affiliate or any other Person with respect to the Seller, the Business, the Purchased Assets, the Assumed Liabilities or any other matter, except for the representations and warranties expressly set forth in this Agreement, (iii) none of Seller, any Seller Affiliate or any other Person shall have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer, or Buyer’s use of, any such information and any information, documents or material made available to Buyer in certain “data rooms”, management presentations or in any other form in expectation of the transactions contemplated hereby and (iv) SHOULD THE CLOSING OCCUR, THE BUSINESS, THE PURCHASED ASSETS AND THE ASSUMED LIABILITIES ARE ACQUIRED BY BUYER WITHOUT ANY REPRESENTATION OR WARRANTY AS TO

MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, AND THAT THE PURCHASED ASSETS AND THE LEASED PREMISES TO BE SUBLEASED TO BUYER PURSUANT TO THE SUBLEASE ARE SUBJECT TO ORDINARY WEAR AND TEAR.
Section 6.2    Governing Law; Jurisdiction; Venue; Waiver of Jury Trial. This Agreement shall be deemed to be made and be governed by and construed and interpreted in accordance with the laws of the State of Delaware without regard to conflicts-of-law principles that would require the application of any other law. Any dispute shall be adjudicated exclusively in the federal or state courts in the State of Delaware. The parties hereto submit to personal jurisdiction in the State of Delaware for the enforcement of the provisions of this Agreement and waive any and all rights to object to such jurisdiction for the purposes of litigation to enforce this Agreement. THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER IN CONTRACT OR TORT) BROUGHT BY EITHER OF THE PARTIES HERETO AGAINST THE OTHER IN RESPECT OF ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE PERFORMANCE HEREUNDER.

Section 6.3    Entire Agreement. This Agreement (including any Annexes, Exhibits and Schedules hereto) and the Ancillary Agreements constitute the complete agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, promises, and arrangements, oral or written, between the parties with respect to such subject matter. Except for the representations and warranties contained in Article II, Buyer agrees that none of the Sellers nor any Person on behalf of the Sellers makes any other express or implied representation or warranty with respect to the Sellers, the Purchased Assets, the Assumed Liabilities or the Business or with respect to any other information made available to Buyer in connection with the transactions contemplated by this Agreement. None of the Sellers nor any other Person will have or be subject to any liability or indemnification obligation to Buyer or any other Person resulting from the distribution to Buyer, or Buyer’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Buyer in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

Section 6.4    Expenses. Except as otherwise expressly provided in this Agreement, each party shall pay its own fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

Section 6.5    Notices. All notices, consents, waivers and other communications required or permitted under this Agreement shall be sufficiently given for all purposes hereunder if in writing and (i) hand delivered, (ii) sent by certified or registered mail, return receipt requested and proper postage prepaid, (iii) sent by a nationally recognized overnight courier service, (iv) sent by electronic mail or (v) sent by facsimile, in each case to the address, electronic mail address or facsimile number and to the attention of the Person (by name or title) set forth below (or to such other address and to the attention of such other Person as a party may designate by written notice to the other parties):

If to Buyer:        The Beautiful Group Management, LLC
c/o Regent Companies, LLC
9720 Wilshire Boulevard, 6th Fl.
Beverly Hills, CA 90212
Attn: Legal Department
E-mail:-    -legal@regent.co

With a copy to:    Morgan, Lewis & Bockius LLP
600 Anton Boulevard, Suite 1800
Costa Mesa, CA 92626
Attn: James W. Loss
E-mail: jim.loss@morganlewis.com

Facsimile: (714) 830-0700

If to Sellers:         Regis Corporation
7201 Metro Boulevard
Minneapolis, MN 55439
Attn: Eric Bakken
E-mail:-    - eric.bakken@regiscorp.com
Facsimile: (952) 947-7200

With a copy to:    Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036
Attn: Paul S. Scrivano
E-mail: paul.scrivano@ropesgray.com
Facsimile: (646) 728-2574

The date of giving of any such notice, consent, waiver or other communication shall be (i) the date of delivery if hand delivered, (ii) the date of receipt for certified or registered mail, (iii) the day after delivery to the overnight courier service if sent thereby, and (iv) the date of transmission if sent by electronic mail or facsimile.
Section 6.6    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns to the extent permitted hereunder. No party may assign any of its rights or delegate any of its obligations under this Agreement without the express prior written consent of each other party.

Section 6.7    Construction. Captions, titles and headings to articles or sections of this Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. All references in this Agreement to “Article” or “Section” refer to the corresponding articles or sections of this Agreement unless otherwise stated and, unless the context otherwise specifically requires, refer to all subsections thereof. All references in this Agreement to a “party” or “parties” refer to the parties signing this Agreement. All defined terms and phrases used in this Agreement are equally applicable to both the singular and plural forms of such terms. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, “Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, estate, trust, governmental agency or body or other entity, and shall include any successor (by merger or otherwise) of such Person. As used in this Agreement, “Affiliate” means, with respect to any specified Person, any other person or entity directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person or entity.

Section 6.8    Amendments. This Agreement may be amended or modified only by an instrument in writing signed by each of the parties.

Section 6.9    Third Parties. Nothing in this Agreement, express or implied, is intended to or shall be construed to confer upon or give any Person other than the parties and their respective successors and permitted assigns, any legal or equitable right, remedy or claim under or with respect to this Agreement.

Section 6.10    Waiver. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. The rights and remedies of the Parties and their subsidiaries hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. No provision of this Agreement may be waived except pursuant to a writing executed by the waiving Party

Section 6.11    Severability. In the event that a court of competent jurisdiction holds any provision of this Agreement invalid, illegal or unenforceable, such decision shall not affect the validity or enforceability of any of the other provisions of this Agreement, which other provisions shall remain in full force and effect, and the application of such invalid, illegal or unenforceable provision to persons or circumstances other than those as to which it is held invalid, illegal or unenforceable shall be valid and be enforced to the fullest extent permitted by law. To the extent permitted by applicable law, each party waives any provision of law that renders any provision of this Agreement invalid, illegal or unenforceable in any respect.

Section 6.12    Execution of this Agreement. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. This Agreement shall become effective when one or more counterparts have been executed by each of the parties and delivered to each other party. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have executed this Asset Purchase Agreement as of the day first above written.

BUYER

THE BEAUTIFUL GROUP MANAGEMENT, LLC

By: /S/ Michael Reinstein
Name: Michael Reinstein
Title: Authorized Signatory

SELLERS

REGIS CORP.

By: /S/ Eric Bakken
Name: Eric Bakken
Title: Authorized Signatory

REGIS, INC.

By: /S/ Eric Bakken
Name: Eric Bakken
Title: Authorized Signatory

EXHIBIT A

MASTER SUBLEASE AGREEMENT

EXHIBIT B

MASTER FRANCHISE AGREEMENT

EXHIBIT C

TRANSITION SERVICES AGREEMENT

EXHIBIT D

TRADEMARK LICENSE AGREEMENT

EXHIBIT E

GUARANTEE

EXHIBIT F

MANAGEMENT AND OPERATING AGREEMENT